Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

To
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Report – Motion for Approval of Class Action

Tel Aviv, Israel – May 25, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) hereby reports that on May 24, 2020, the Company received a motion for the approval of a class action lawsuit filed against the Company with a Tel Aviv District Court on May 5, 2020.

It was argued in the lawsuit that the Company misled customers who joined the B144 online business service (online business advertising via the B144 website) (the “Service”) into thinking that the Service cost depends on actual usage up to a billing limit, while in fact charging its customers the full volume up to the limit, even if the actual volume used was lower. Accordingly, it was requested to include in the definition of the plaintiffs’ group, on whose behalf the class action will be managed, all customers and / or subscribers of the Company who have registered and joined the various Service packages from the day the Service was launched by the Company, and who were charged in those excess amounts.

According to the motion, the amount of the claim is “NIS 27,537 per applicant and any future amount to be determined in respect of all members of the group.” Next to it, the handwriting “NIS 908,721,000” is included, but the motion or statement of claim did not contain an explanation or calculation in relation to this amount except for the note in the body of the motion that “there are thousands or tens of thousands of customers.” In addition, the plaintiffs claimed non-financial damage in a general manner.

The Company is studying the motion and cannot assess its chances of success at this time.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.